Exhibit 99.1

November 2, 1999

RTW, INC. AND ITS MAJORITY STOCKHOLDERS ARE SEEKING A NEW MAJORITY INVESTOR

      MINNEAPOLIS — RTW, Inc. (Nasdaq: RTWI) and David C. Prosser, RTW’s Chairman, announced today that a group consisting of Mr. Prosser, members of his family, and Alex Fjelstad, an RTW director and former RTW executive, have retained Goldsmith Agio Helms Securities, Inc. to explore a sale of the group’s shares to a new strategic investor in RTW. The group holds a total of 6,382,896 shares or approximately 52% of all outstanding shares. Any sale of the group’s shares would require approval by RTW’s Board. The Board has appointed a special committee of independent directors to evaluate any proposed transaction, and the committee has retained Hales & Company as its financial advisor to assist in this process.

      The proposed sale is being pursued by the Prosser group for personal financial and estate planning purposes, and does not reflect a lack of confidence in management or the Company’s future. RTW’s Board respects these objectives and will cooperate with the Prosser group and Goldsmith Agio Helms Securities, Inc. in their efforts to identify a buyer for their shares. At the same time, the Board is enthused about the Company’s prospects as an independent public company and the opportunity to build shareholder value following the current business plan. The contemplated sale by the Prosser group offers the potential for a strategic partnership, which could enhance the Company’s pursuit of its business plan for the benefit of RTW’s remaining shareholders.

      RTW, Inc. based in Minneapolis, Minnesota, manages disability products and services for employers. Primary among its disability products and services is a workers’ compensation management system designed to lower employers’ costs and return injured employees to work as soon as possible. RTW, Inc. combines its proprietary management system, the RTW SOLUTION®, with insurance products underwritten by an RTW subsidiary, American Compensation Insurance Company. RTW offers its services to employers in Minnesota, Wisconsin, South Dakota, Colorado, Missouri, Illinois, Kansas, Michigan, Indiana, Massachusetts, Connecticut, Rhode Island and New Hampshire.

      Certain items in this release are forward-looking statements, which are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among other things, (i) general economic and business conditions; (ii) interest rate changes; (iii) competition and the regulatory environment in which the Company operates; (iv) claims frequency; (v) claims severity; (vi) the Company’s ability to manage both its existing claims and new claims in an effective manner; (vii) the number of new and renewal policy applications submitted by the Company’s agents; (viii) the Company’s ability to successfully introduce new products and services; (ix) the ability of the Company and its third party providers, agents and reinsurers to adequately address year 2000 issues; and (x) other factors as noted in the Company’s filings with the SEC. This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact the Company’s future performance.

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